UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)

     SAVVIS Communications Corporation
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1(b) IRS IDENT. NO.                    |(c) S.E.C. FILE NO.
                                       |
     43-1809960                        |    000-29375
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1(d) ADDRESS OF ISSUER              STREET

     1 SAVVIS Parkway
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1(d)      CITY                       STATE                  ZIP CODE

     Town & Country                   MO                      63017
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1(e) TELEPHONE NO.
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     AREA CODE           |NUMBER
                         |
     314                 |   628-7000
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

     Stephen Feinberg, on behalf of various private investment funds
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2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER

         N/A                                         N/A
--------------------------------------------------------------------------------
2(d) ADDRESS                        STREET

      299 Park Avenue, 22nd Floor
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2(d)      CITY                       STATE                  ZIP CODE

      NY                              NY                       10171
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INSTRUCTION:  The person filing this notice should contact the issuer to  obtain the I.R.S. Identification Number and the S.E.C. File Number.

                                         SEC USE
3(a)           (b)                       ONLY     (c)           (d)          (e)                (f)                (g)
Title of the   Name and Address of       Broker-  Number of     Aggregate    Number of Shares   Approximate        Name of Each
Class of       Each Broker Through       Dealer   Shares or     Market       or Other Units     Date of Sale       Securities
Securities     Whom the Securities       File     Other Units   Value        Outstanding        (See instr. 3(f))  Exchange
To Be Sold     are to be Offered         Number   To Be Sold    (See instr.  (See instr. 3(e))  (MO.  DAY   YR.)   (See instr. 3(g))
               or Each Market                     (See instr.   3(d))
               Maker who is                       3(c))
               Acquiring the
               Securities
------------------------------------------------------------------------------------------------------------------------------------

Common Stock    Merriman Curhan Ford &            1,144,931     $1,179,278.93(b)  114,493,156      Feb. 1   05       Nasdaq
                  Co. (a)                                                                                            SmallCap
                601 Montgomery Street,                                                                               Market
                Suite 1800
                San Francisco, CA 94111

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------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                Name of Person
                                                from Whom Acquired
Title of   Date You   Nature of                 (If gift, also give date    Amount of             Date of
the Class  Acquired   Acquisition Transaction   donor acquired)             Securities Acquired   Payment       Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------

Common      11/4/      (c)                        Netco Communications       4,421,488             (c)            (c)
stock       2004                                  Corporation
------------------------------------------------------------------------------------------------------------------------------------

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

INSTRUCTIONS:
     If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


________________________________________________________________________________

              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                               Amount of          Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities Sold    Proceeds
---------------------------------------------------------------------------------------------------------------

        (d)                         Common Stock                11/2/2004       100,000 (e)        $112,000
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/3/2004        50,000 (e)        $ 59,000
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/8/2004       210,500 (e)        $229,445
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/9/2004        50,000 (e)        $ 53,000
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/17/2004      200,000 (e)        $182,000
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/18/2004      150,000 (e)        $136,500
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/19/2004       58,600 (e)        $ 52,740
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/29/2004      224,251 (e)        $197,341
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                11/30/2004       60,000 (e)        $ 52,200
---------------------------------------------------------------------------------------------------------------
        (d)                         Common Stock                12/1/2004        40,000 (e)        $ 34,400
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

REMARKS:
(a) The selling person may elect to sell through other executing brokers from time to time.
(b) The aggregate market value is based on the $1.03 closing sale price of a share of common stock of SAVVIS Communications Corporation (the "Company") on January 26, 2005.
(c) The shares were acquired from Netco Communications Corporation pursuant to that certain Partial Satisfaction Agreement, dated as of November 4, 2004, by and among Madeleine L.L.C. ("Madeleine"), Cerberus Partners, L.P. ("Cerberus") and Netco Communications Corporation ("Netco"). Pursuant to Rule 144, Cerberus is deemed to have acquired the shares on August 1, 2003, the date on which Netco is deemed to have acquired the shares from the Company. The shares were transferred to Cerberus in consideration for the satisfaction of $5,394,215.36 of certain obligations of Netco to Madeleine pursuant to that certain Amended and Restated Loan Agreement, by and among Madeleine, as Administrative Agent, Collateral Agent, Tranche A Lender and Tranche B Lender, and Netco (formerly known as WAM!NET Inc.), as Borrower, dated as of February 19, 2004. The shares had an ascribed value of $1.22 per share.
(d) The person for whose account the securities are to be sold is Stephen Feinberg, on behalf of various private investment funds. Mr. Feinberg's address is c/o Cerberus Partners, L.P., 299 Park Avenue, 22nd Floor, New York, NY 10171.
(e) The amount of securities sold as reported in this column excludes short sales of unrestricted securities of the Company effected by Cerberus during the past three months.



INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


        January 28, 2005                            /s/ Stephen Feinberg
   --------------------------                      -----------------------------
       (DATE OF NOTICE)                                     (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

     Any copies not manually signed shall bear typed or printed signatures.


  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).